Exhibit 99.1

Niu Technologies Announces First Quarter 2021 Financial Results

-- First Quarter Total volume of e-scooter sales up 272.6% year over year

-- First Quarter Revenues of RMB 547.3 million, up 135.0% year over year

-- First Quarter Net Loss of RMB 5.4 million, compared with net loss of RMB 26.4 million in the first quarter of last year

BEIJING, China, May 17, 2021 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the first quarter 2021.

First Quarter 2021 Financial Highlights

•	Revenues were RMB 547.3 million, an increase of 135.0% year over year
•	Gross margin was 23.8%, compared with 23.6% in the first quarter of last year
•	Net loss was RMB 5.4 million, compared with net loss of RMB 26.4 million in the first quarter of last year
•	Adjusted net income (non-GAAP)[1] was RMB 6.7 million, compared with adjusted net loss of RMB 18.6 million in the first quarter of last year

First Quarter 2021 Operating Highlights

•	The number of e-scooters sold reached 149,649, up 272.6% year over year
•	The number of e-scooters sold in China reached 144,654, up 321.5% year over year
•	The number of e-scooters sold in the international markets reached 4,995, down 14.5% year over year
•	The number of franchised stores in China was 1,916, an increase of 300 since December 31, 2020
•	International sales network expanded to 39 distributors covering 48 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “Our sales volume increased by 272.6% in the first quarter driven by retail network expansion and effective branding and marketing activities in China. The international sales volume however decreased mainly due to COVID-19, especially the recent lockdowns in Europe, and a more challenging environment for international shipping. Since April, the international markets began to recover gradually, and we delivered approximately 3,800 units in April”.

Dr. Li continued, “on April 6th, we launched 4 new products, F0, F2, F4 and C0 models, in the e-scooter category mainly for the China market, and one new product series, the KQi, entering the kick-scooter category mainly for international markets. We began the pre-sale for the F0 model from April 6th and received more than 41,000 orders throughout April. Considering the recent raw materials cost increase, on May 6th, we increased retail sales price by RMB 100 to 300, or 1.5% to 7.5% for selected models in China market and we may do so for additional models with performance upgrades in the coming months. We are very excited about the growth prospective of our business and look forward to the continued growth.”

1 Adjusted net income/loss (non-GAAP) is defined as net income/loss excluding share-based compensation expense.

First Quarter 2021 Financial Results

Revenues were RMB 547.3 million, an increase of 135.0% year over year, due to higher sales volume of 272.6%, partially offset by decreased revenues per e-scooter of 35.8%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2021 Q1	2020 Q1	% change YoY
E-scooter sales from China market	406.3	132.2	+207.3%
E-scooter sales from international markets	38.9	53.8	-27.7%
E-scooter sales, sub-total	445.2	186.0	+139.3%
Accessories, spare parts and services	102.1	46.9	+117.6%
Total	547.3	232.9	+135.0%

Revenues per e-scooter (in RMB)	2021 Q1	2020 Q1	% change YoY
E-scooter sales from China market[2]	2,809	3,853	-27.1%
E-scooter sales from international markets[2]	7,786	9,203	-15.4%
E-scooter sales	2,975	4,632	-35.8%
Accessories, spare parts and services[3]	682	1,168	-41.6%
Revenues per e-scooter	3,657	5,800	-36.9%

▪	E-scooter sales revenues from China market were RMB 406.3 million, an increase of 207.3%, and represented 91.3% of total e-scooter revenues. The increase was mainly driven by retail network expansion and effective branding and marketing activities in China.

▪	E-scooter sales revenues from international markets were RMB 38.9 million, a decrease of 27.7%, and represented 8.7% of total e-scooter revenues. The decrease was mainly caused by COVID-19 and by a more challenging environment for international shipping.

▪	Accessories, spare parts and services revenues were RMB 102.1 million, an increase of 117.6% and represented 18.7% of total revenues. The increase was mainly driven by higher e-scooter sales volume in China and higher spare parts sales from international markets.

▪	Decreased revenues per e-scooter was mainly due to 1) in China market, the sales of product G0 which has a lower sales price compared with other models; 2) in international markets, the depreciation of US dollar against RMB and 3) lower revenues per e-scooter from accessories, spare parts and services as a result of the much faster growth in e-scooters sales volume this quarter, especially considering the low sales volume in Q1 2020 due to the impact of COVID-19. Comparing with Q4 2020, the revenues per e-scooter from accessories, spare parts and services increased by 8.4%.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 417.0 million, an increase of 134.2% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,787, down 37.1% from RMB 4,433 in the first quarter 2020 mainly due to change in product mix.

Gross margin was 23.8%, compared with 23.6% in the same period of 2020. The increase was mainly due to cost savings, partially offset by change in product mix.

Operating expenses were RMB 130.4 million, an increase of 43.1% from the same period of 2020. Operating expenses as a percentage of revenues was 23.8%, compared with 39.1% in the first quarter of 2020.

▪	Selling and marketing expenses were RMB 73.5 million (including RMB 3.0 million of share-based compensation), an increase of 66.4% from RMB 44.2 million in the first quarter of 2020. The increase was mainly due to the increase in advertising and promotion expense of RMB 20.3 million, the increase in depreciation and amortization expense of RMB 4.2 million which was due to opening of new franchised stores, the increase in staff cost of RMB 2.7 million, the increase of share-based compensation expenses of RMB 1.4 million, and the increase of online sales promotion expense of RMB 0.4 million. Selling and marketing expenses as a percentage of revenues was 13.4% compared with 19.0% in the first quarter of 2020.

▪	Research and development expenses were RMB 25.6 million (including RMB 4.0 million of share-based compensation), an increase of 12.6% from RMB 22.7 million in the first quarter of 2020, mainly due to the increase in staff cost of RMB 4.3 million, the increase in share-based compensation expenses of RMB 2.0 million, and the increase in depreciation and amortization expense and professional fee of RMB 0.4 million. The higher expenses were partially offset by the decrease in design expense of RMB 4.2 million. Research and development expenses as a percentage of revenues was 4.7%, compared with 9.8% in the first quarter of 2020.

▪	General and administrative expenses were RMB 31.3 million (including RMB 4.8 million of share-based compensation), an increase of 29.1% from RMB 24.2 million in the first quarter of 2020, mainly due to the increase in foreign currency exchange loss of RMB 5.7 million, the increase in staff cost of RMB 1.6 million, and the increase in tax and surcharges of RMB 1.3 million. The higher expenses were partially offset by the decrease of rental expense of RMB 1.4 million. General and administrative expenses as a percentage of revenues was 5.7%, compared with 10.4% in the first quarter of 2020.

Operating expenses excluding share-based compensation were RMB 118.6 million, increased by 42.0% year over year, and represented 21.7% of revenues, compared with 35.8% in the first quarter of 2020.

▪	Selling and marketing expenses excluding share-based compensation were RMB 70.5 million, an increase of 65.6% year over year, and represented 12.9% of revenues, compared with 18.3% in the first quarter of 2020.

▪	Research and development expenses excluding share-based compensation were RMB 21.6 million, an increase of 4.1% year over year, and represented 3.9% of revenues, compared with 8.9% in the first quarter of 2020.

▪	General and administrative expenses excluding share-based compensation were RMB 26.5 million, an increase of 31.3% year over year, and represented 4.8% of revenues, compared with 8.7% in the first quarter of 2020.

Government grants were RMB 0.4 million, decreased by RMB 6.9 million from the same period of 2020.

Share-based compensation was RMB 12.1 million, an increase of RMB 4.3 million from the same period of 2020.

Income tax expense was RMB 9.2 million, compared with income tax benefit of RMB 0.2 million in the same period of 2020.

Net loss was RMB 5.4 million, compared with net loss of RMB 26.4 million in the first quarter of 2020. The net loss margin was 1.0%, compared with net loss margin of 11.3% in the same period of 2020.

Adjusted net income (non-GAAP) was RMB 6.7 million, compared with adjusted net loss (non-GAAP) of RMB 18.6 million in the first quarter of 2020. The adjusted net income margin4 was 1.2%, compared with adjusted net loss margin of 8.0% in the same period of 2020.

Basic and diluted net loss per ADS were both RMB 0.07 (US$ 0.01).

Balance Sheet

As of March 31, 2021, the Company had cash, term deposits and short-term investments of RMB 1,019.6 million in aggregate. The Company had restricted cash of RMB 178.3 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

NIU expects revenues of the second quarter 2021 to be in the range of RMB 900 million to RMB 1,030 million, representing a year-over-year increase of 40% to 60%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

4 Adjusted net income/loss margin is defined as adjusted net income/loss (non-GAAP) as a percentage of the revenues.

Conference Call

The Company will host an earnings conference call on Monday, May 17, 2021 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its first quarter 2021 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies First Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/4984085
Conference ID:	4984085

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until May 25, 2021.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	4984085

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four e-scooter series, including NQi, MQi and UQi with smart functions and Gova, two urban commuter electric motorcycles series RQi and TQi, a performance bicycle series, NIU Aero, and a kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results.”

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.5518 to US$ 1.00, the exchange rate in effect as of March 31, 2021, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	March 31,	March 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash	227,004,137	182,793,981	27,899,811
Term deposits-current	130,498,000	131,426,000	20,059,526
Restricted cash	168,469,077	178,251,503	27,206,493
Short-term investments	745,608,877	635,375,784	96,977,286
Accounts receivable, net	101,320,063	42,574,776	6,498,180
Inventories	142,166,179	173,086,301	26,418,130
Prepayments and other current assets	32,832,088	74,022,879	11,298,098
Total current assets	1,547,898,421	1,417,531,224	216,357,524

Non-current assets
Term deposits-non-current	-	70,000,000	10,684,087
Property, plant and equipment, net	199,045,061	258,115,017	39,396,046
Intangible assets, net	5,607,101	5,158,432	787,331
Operating lease right-of-use assets, net	-	103,448,824	15,789,375
Land use rights, net	48,835,120	-	-
Deferred income tax assets	14,593,376	13,287,411	2,028,055
Other non-current assets	30,830,304	3,256,884	497,098
Total non-current assets	298,910,962	453,266,568	69,181,992

Total assets	1,846,809,383	1,870,797,792	285,539,516

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	180,000,000	27,473,366
Accounts payable	395,826,435	352,517,661	53,804,704
Income taxes payable	14,555,094	1,239,773	189,226
Advances from customers	40,062,189	53,157,038	8,113,349
Deferred revenue-current	21,155,634	22,855,386	3,488,413
Accrued expenses and other current liabilities	171,657,604	206,997,180	31,593,941
Total current liabilities	823,256,956	816,767,038	124,662,999

Deferred revenue-non-current	4,176,458	5,226,689	797,749
Deferred income tax liabilities	1,109,479	1,263,338	192,823
Operating lease liabilities-non-current	-	19,499,249	2,976,167
Other non-current liabilities	24,892,246	24,773,991	3,781,251
Total non-current liabilities	30,178,183	50,763,267	7,747,990

Total liabilities	853,435,139	867,530,305	132,410,989

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	87,300	87,423	13,343
Class B ordinary shares	11,202	11,202	1,710
Additional paid-in capital	1,801,940,071	1,814,102,842	276,886,175
Accumulated other comprehensive loss	(43,016,027)	(39,912,111)	(6,091,778)
Accumulated deficit	(765,648,302)	(771,021,869)	(117,680,923)
Total shareholders’ equity	993,374,244	1,003,267,487	153,128,527

Total liabilities and shareholders’ equity	1,846,809,383	1,870,797,792	285,539,516

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Revenues	232,940,508	547,336,565	83,539,877
Cost of revenues(a)	(178,023,007)	(417,002,269)	(63,646,978)
Gross profit	54,917,501	130,334,296	19,892,899

Operating expenses:
Selling and marketing expenses(a)	(44,172,610)	(73,518,484)	(11,221,112)
Research and development expenses(a)	(22,735,585)	(25,609,234)	(3,908,733)
General and administrative expenses(a)	(24,249,242)	(31,313,799)	(4,779,419)
Total operating expenses	(91,157,437)	(130,441,517)	(19,909,264)
Government grants	7,265,883	352,342	53,778
Operating income (loss)	(28,974,053)	245,121	37,413

Interest expense	(2,172,474)	(1,732,700)	(264,462)
Interest income	2,989,437	1,216,578	185,686
Investment income	1,593,055	4,128,940	630,199
Income (loss) before income taxes	(26,564,035)	3,857,939	588,836
Income tax benefit (expense)	188,109	(9,231,506)	(1,409,003)
Net loss	(26,375,926)	(5,373,567)	(820,167)

Other comprehensive loss
Foreign currency translation adjustment	6,486,957	2,903,736	443,197
Unrealized gain on available for sale securities, net	523,696	200,180	30,553
Comprehensive loss	(19,365,273)	(2,269,651)	(346,417)
Net loss per ordinary share
—Basic	(0.18)	(0.04)	(0.01)
—Diluted	(0.18)	(0.04)	(0.01)
Net loss per ADS
—Basic	(0.35)	(0.07)	(0.01)
—Diluted	(0.35)	(0.07)	(0.01)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	149,701,680	152,645,455	152,645,455
—Diluted	149,701,680	152,645,455	152,645,455
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	74,850,840	76,322,728	76,322,728
—Diluted	74,850,840	76,322,728	76,322,728

Note:

(a) Includes share-based compensation expense as follows:

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	US$
Cost of revenues	76,622	183,337	27,983
Selling and marketing expenses	1,602,642	3,031,862	462,753
Research and development expenses	1,972,691	4,001,487	610,746
General and administrative expenses	4,084,222	4,837,552	738,355
Total share-based compensation expense	7,736,177	12,054,238	1,839,837

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended December 31,
	2020	2021
	RMB	RMB	US$
Net loss	(26,375,926)	(5,373,567)	(820,167)
Add:
Share-based compensation expense	7,736,177	12,054,238	1,839,837
Adjusted net income (loss)	(18,639,749)	6,680,671	1,019,670